UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13G


            Under the Securities Exchange Act of 1934

                       (Amendment No. 8)*


                Southern Electronics Corporation
                        (Name of Issuer)

                  Common Stock, $.01 par value
                 (Title of Class of Securities)

                           842811 10 1
                         (CUSIP Number)


Check the following box if a fee is being paid with this statement (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              13G
CUSIP NO.  842811  10  1                      Page 2 of 6 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Gerald Diamond
     ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                          (a)
                                          (b)
3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5    SOLE VOTING POWER
     360,000

6    SHARED VOTING POWER
     784,101

7    SOLE DISPOSITIVE POWER
     360,000

8    SHARED DISPOSITIVE POWER
     784,101

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,144,101

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     14.6%

12   TYPE OF REPORTING PERSON
     IN

Item 1(a).     Name of Issuer:

     Southern Electronics Corporation

Item 1(b).     Address of Issuer's Principal Executive Offices:

     4916 North Royal Atlanta Drive
     Atlanta, Georgia  30085

Item 2(a).     Name of Person Filing:

     Gerald Diamond

Item 2(b).     Address of Principal Business Office or, if None,
               Residence:

     4916 North Royal Atlanta Drive
     Atlanta, Georgia  30085

Item 2(c).     Citizenship:

     United States of America

Item 2(d).     Title of Class of Securities:

     Common Stock, $.01 par value

Item 2(e).     CUSIP Number:

     842811 10 1

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     Inapplicable

Item 4.   Ownership:

     (a)  Amount beneficially owned:  1,144,101 1/2/

     (b)  Percent of class:  14.6%

     (c)  Number of shares as to which such person has

          (i)  sole power to vote or direct the vote:  360,000 1/

          (ii) shared power to vote or direct the vote:  784,101 2/

          (iii) sole power to dispose or to direct the disposition of: 360,000 1/

          (iv) shared power to dispose or direct the disposition of: 784,101 2/

               1/ Includes 360,000 shares subject to options exercisable on or before March 1, 1996.

               2/ Includes 758,101 shares held of record by SED Associates, a general partnership of which the reporting person is the managing partner. See
                    Item 6.  Also includes 26,000 shares subject
                    to options granted to the reporting person's wife, Jean Diamond, exercisable on or before March 1, 1996.

Item 5.   Ownership of Five Percent or Less of a Class:

     Inapplicable

Item 6.   Ownership of More than Five Percent on Behalf of Another
          Person:

     Of the indicated shares, 758,101 shares are held by SED Associates, a general partnership in which the reporting person is the managing partner and, as such, shares voting and dispositive powers over all the shares owned by the partnership. The reporting person has assigned 50% of his partnership interest to his wife, Jean Diamond, who is not a general partner of the partnership and who possesses neither sole nor shared voting or dispositive powers over the shares owned by the partnership.

     The general partners of SED Associates are identified in Exhibit A hereto. Two of the individual general partners of ZS Partners and all of the other general partners of SED Associates have filed under separate cover a Schedule 13G reporting their respective beneficial ownership of the issuer's common stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
          Holding Company:

     Inapplicable

Item 8.   Identification and Classification of the Members of the
          Group:

     Inapplicable

Item 9.   Notice of Dissolution of Group:

     Inapplicable

Item 10.  Certification:

     Inapplicable


                            SIGNATURE






After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement, is true, complete and correct.



               Date:               February ___, 1996

               Signature:

               Name:          Gerald Diamond

                           EXHIBIT A

                        GENERAL PARTNERS
                               OF
                         SED ASSOCIATES


 *1. Gerald Diamond

  2. Trust FBO Julie Diamond, c/o Mark Diamond, Trustee

  3. Mark Diamond

**4. ZS Partners, c/o Michel Zaleski, Ned L. Sherwood and Thomas
     Epstein, General Partners



 *   Managing Partner

** ZS Partners exercises no voting or investment powers with respect to the shares of Common Stock held by SED Associates, but is entitled to a percentage of the gain resulting from any sale of Common Stock by SED Associates. Mr. Epstein exercises no voting or dispositive control over the shares held by ZS Partners. As a result, Mr. Epstein has not filed a Schedule 13G for the year ended December 31, 1995.